PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

30th September 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop ɔ-ʌ
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement of:

- 27th September 2005

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release
27 September 2005

Holdings in Company

On 27 September 2005 the Company was notified by Deutsche Bank AG that Deutsche Bank AG and its subsidiary companies no longer hold a notifiable interest in the Company.

Enquiries:

Alya Samokhvalova +44 (0) 20 7201 8900
Peter Hambro Mining PLC

Tom Randell / Maria Suleymanova +44 (0) 20 7653 6620
Merlin

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

30th September 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement of:

- 29th September 2005

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 **FACSIMILE +44 20 7201 8901**

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release released on 29th September 2005

Acquisition of 74.9% stake in YamalMining

Peter Hambro Mining plc ("PHM" or the "Group") announces that it has subscribed for 74.9% of the shares of OAO "Yamalskaya Gornaya Kompania" ("YamalMining"). The consideration, payable in Roubles, is *c.*US$10.8 million. The Group announced in the interim results, published on 22nd September 2005, that discussions were ongoing and expected to be finalised in October.

YamalMining owns a number of attractive assets in the Yamal Nenetsk Autonomous District ("Yamal District"). These include:

• The 10% of OAO "YamalZoloto" ("YamalZoloto") not already owned by the Group. YamalZoloto is the company currently owning all of the Group's interests in the Yamal District of Russia (see 2004 Annual Report & Accounts for more information);

• Further exploration licences close to PHM's YamalZoloto licence area. Details of the resources already identified in these licence areas are set out below.

• A 24% stake in a profitable local chrome exploration and extraction business.
Both YamalZoloto and YamalMining are located within the Polar Arctic Circle and are headquartered in Salekhard, the capital of the Yamal District, which is one of Russia's largest natural gas producing regions.

PHM believes the acquisition considerably strengthens the Group's position in the region and adds to the Group's resource base without a significant drain on the Group's cash, since the consideration is being paid as a subscription into YamalMining which becomes a Group company.

Commenting on the announcement, Peter Hambro, Executive Chairman of PHM, said:

"In April 2004, with our stake in YamalZoloto, we invested for the first time in the Yamal District. We have used the same business model that we have used for over 11 years in the Amur region, which involves the acquisition of high quality assets that are supported by local expertise and rely on excellent infrastructure.

PETER HAMBRO MINING PLC

Exploration results from our existing licences in the Yamal District - Novogodnee Monto deposit and PetroPavlovsk ore occurrence, both physical and analytical, have been encouraging. A feasibility study on the development of Novogodnee Monto is expected in early 2006.

Exceptionally easy access to the railway, some 400 metres away from the YamalZoloto licence area, and to the airport make this area one of the most accessible mining areas in Russia.

We believe that the new investment, which gives us an increased share in our existing assets in this region, additional resources and the potential to expand our exploration activity in a new area, shows our belief that the region will be a very exciting one for Peter Hambro Mining's future growth."

YamalMining's Exploration Licences

YamalMining owns a number of early stage exploration licenses for polymetallic ore occurrences and anomalies on the territory of the Yamal District in close proximity to the area covered by the Novogodnee Monto licence (owned by the Group though YamalZoloto). The Group's exploration team believe there is good potential for upgrading of the early stage Russian P category resource deposits to C category reserves by additional exploration and feasibility study work.

On the basis of the information available to date the parts of the licence territory which we believe to have the most potential are as follows:

1. **Ozerno-Pyatirechenskaya** zone (ore subzones Ozernii and Pyatirechenskii) (c.80 km South of YamalZoloto licence area)

Exploration of the first zone shows mineralisation of chalcopyrite and pyrrhotite, and to the lesser extent by magnetite, pyrite, millerite, cobaltiferous pentlandite, sphalerite and galena.

Six drill holes 400 m. in length intersected lenticular orebodies up to 20m in thickness followed to a depth of 150m.

Sample analysis shows :-

Copper grades of 1.16%,
Zinc 0.1%,
Iron oxide 12%.

20 samples analysed indicated the following approximate grades:

Platinum 0.2 g/t
Gold 0.4 g/t

Palladium 0.2 g/t
Silver 4.5g/t

Copper reserves in the explored area have the potential to be qualified as 150 000 tonnes of C2 type.

P2 Resources in this zone are currently estimated as follows:

Copper 1.5m tonnes
Titanium 300,000 tonnes
Iron 10m tonnes
Cobalt 55,000 tonnes
Gold 60 tonnes
Silver 600 tonnes
PGM 30 tonnes

2. **Rudnogorskii zone** (ore subzones Rudnaya Gorka 3 and Rudnaya Gorka 1) (c.80km South of YamalZoloto licence area)

The Rudnogorskii Zone skarn-magnetite occurrences are located 10-15km to the east of Ozerno-Pyatirechenskaya zone within a volcano-plutonic belt as a series of magnetite ore occurrences and deposits with a geological structure very similar to the Novogodnee Monto type. These occurrences are represented by sulphide magnetite skarns and metasomatite zones with sulphides.

Rudnaya Gorka 3 is located on the watershed of the river Tan'yu and El'kashor. Exploration was carried out in 1952 and discovered a sulphide-magnetite deposit represented by lenticular and tabular ore bodies with three bodies 50 meters in length and 3 meters thickness and two bodies 150m x 6m and 25m x 4m. Aeromagnetic surveying suggested a complex copper-gold-platinum-palladium ore structure.

Results of 65 trench samples and 60 point samples indicate the presence of high concentrations of

Copper up to 1.41%
Gold up to 2.15g/t
Palladium up to 1.66 g/t
Platinum up to 0.26 g/t

with a considerable correlation between the distribution of precious metals and base metal sulphides.

P2 resources in this zone are currentlyestimated as follows:

Copper 1m tonnes

PGM 40 tonnes
Iron 10m tonnes
Titanium 700 tonnes
Vanadium 1.5m tonnes
Gold 40-50 tonnes
Magnetite ores (P2+P3) 345m. tonnes
3. **Shuchinskaya metallogenic zone** (c.100 km North of YamalZoloto licence area)
Magnetite-skarn deposits of Shuchinskauya metallogenic zone (associated with the Nerutsvakha ore deposit) include the deposit Yun'-Yaga and 18 ore occurrences around it containing C2 reserves of iron oxide of 72m tonnes and P1 and P2 resources of 139m tonnes.

The Sibileinaya ore occurrence P2+P3 category is estimated at 219m tonnes of iron oxide. The mineralisation was not systematically analysed for gold, but isolated samples with grades of 10.5g/t, 7.6g/t., 5.3g/t indicate the presence of gold mineralisation. By analogy with other deposits of a similar type, it can be estimated that this represents a P3 category resource of 400 tonnes of gold.

Chromite Company

YamalMining owns 24% of the issued capital of OAO "Kongor-Chrom", a chromite concentrate mining company, the majority shareholder of which is OAO "Chelyabinskii Elektrometallurgicheski Kombinat" the main buyer of the concentrate.

OAO "Kongor-Chrom" in 2004 mined *c*.300,000 tonnes of chromite ore per annum (with planned expansion to 1 million tonnes per annum) with grades of 0.25-45% and enriches it to 40-50% by preliminary crushing, selection, dry electromagnetic separation and wet gravitation.

Brief details supplied to PHM are:

- The cost per tone of concentrate ranges from US$60-$80/t
- The market price of 40% concentrate is US$130/t
- The reserves/resource base is at C1 30m tonnes and P2+P3 400,000m tonnes